United States

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration

under Section 12(g) of the Securities Exchange Act of 1934
or Suspension of Duty to File Reports Under Sections 13
and 15(d) of the Securities Exchange Act of 1934

Commission File Number 0-19786

Aveta Health, Inc.

(Through the filing of an Amended and Restated Charter, the registrant formerly known as
PhyCor, Inc. became Aveta Health, Inc.)

(Exact name of registrant as specified in its charter)

30 Burton Hills Boulevard, Suite 400, Nashville, Tennessee 37215 (615) 665-9066

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock; No Par Value Per Share

4.5% Convertible Subordinated Debentures Due 2003
Preferred Stock Purchase Rights

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty
to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

      Approximate number of holders of record as of the certification or notice date:  0

      Pursuant to the requirements of the Securities Exchange Act of 1934, Aveta Health Inc. f/k/a PhyCor, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated:	July 30, 2002	By: /s/ Tarpley B. Jones

Name: Tarpley B. Jones Title: President and Chief Executive Officer